Contact Information:

China Ceramics Co., Ltd.	CCG Investor Relations Inc.
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@ccgir.com
Phone: +1-646-626-4172

China Ceramics Announces Third Quarter 2012
Financial Results

Jinjiang, Fujian Province, China, November 14, 2012–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL, CCCLW, CCCLU) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Highlights

▪	Revenue was RMB 386.3 million (US$ 62.1 million), down 5.1% from the third quarter of 2011;
▪	Gross profit was RMB 110.0 million (US$ 17.7 million), down 7.6% from the third quarter of 2011;
▪	Gross profit margin was 28.5%, down 79 basis points from the third quarter of 2011;
▪	Net profit was RMB 72.8 million (US$ 11.7 million), down 4.0% from the third quarter of 2011;
▪	On a quarter-to-quarter sequential basis, revenue was down 12.4%, gross profit was down 14.4% and net profit was down 15.4%.
▪	Non-GAAP net profit, which excludes the current quarter’s share-based compensation expenses, was RMB 74.1 million (US$ 11.9 million), down 5.4% from RMB 78.3 million (US$ 12.2 million) in the third quarter of 2011;
▪	Earnings per fully diluted share were RMB 3.56 (US$ 0.57).

“We achieved reasonable revenue and cash flow generation in the third quarter despite challenging conditions in China’s real estate and construction markets. The quarter’s results were driven by higher average selling prices achieved through sales of our higher margin ceramic tile products, but our overall sales volume was down significantly causing a modest decline in revenue and earnings,” said Mr. Jiadong Huang, CEO of China Ceramics. “We are utilizing production facilities capable of producing 56 million square meters per year out of a total annual productive capacity of 72 million square meters. As our backlog of orders for the fourth quarter is substantially lower than that of previously quarters, we will pay careful attention to the current macroeconomic environment and act with caution as to how to manage the utilization of our existing production capacity.”

“Although the rest of 2012 and the beginning of 2013 continues to look challenging, we are confident that our current strategies will enable us to weather current market conditions and succeed in our market segment in the long term,” CEO Mr. Huang continued. “We are intent upon utilizing our new plant and technologies enabled by our 2011 and 2012 capacity expansion to offer the best possible product mix to our customers. Our new modern facilities enable us to operate efficiently and at a reasonably high level of utilization and effectively compete even in today’s difficult market environment. We anticipate that our experience and knowledge of our customers will enable us to continue to optimally service our Tier II and Tier III markets and generate sustained positive results over time.”

1

Third Quarter 2012 Results

Revenue for the third quarter ended September 30, 2012 was RMB 386.3 million (US$ 62.1 million), down 5.1% from RMB 406.9 million (US$ 63.4 million) for the third quarter ended September 30, 2011. The year-over-year decrease in revenue was primarily driven by a 16.4% decrease in the sales volume of ceramic tiles to 12.2 million square meters in the third quarter of 2012 from 14.6 million square meters in the third quarter of 2011. The decrease in revenue was partially offset by a 14.0% increase in the Company’s average selling price which increased in the third quarter of 2012 to RMB 31.7 per square meter compared to RMB 27.8 per square meter in the comparable quarter of 2011. This occurred due to a change in the sales mix with more sales coming from the higher-priced rustic and glazed series of ceramic tiles that are being produced in the Company’s Hengdali facility.

Gross profit for the third quarter ended September 30, 2012 was RMB 110.0 million (US$ 17.7 million), down 7.6% from RMB 119.1 million (US$ 18.6 million) for the third quarter ended September 30, 2011. The year-over-year decrease in gross profit was mostly driven by the lower sales volume of our tiles in the most recent quarter. Gross profit margin was 28.5% for the third quarter ended September 30, 2012 compared to 29.3% for the same period in 2011. The year-over-year decrease in gross profit margin was driven by increased material cost and labor cost.

Administrative expenses for the third quarter ended September 30, 2012 were RMB 6.6 million (US$ 1.1 million), down 24.1% from RMB 8.7 million (US$ 1.4 million) in the third quarter of 2011. The year-over-year decrease in administrative expenses was primarily due to a reduction to RMB 1.3 million (US$ 0.2 million) of non-cash share-based compensation expenses related to the 2010 Incentive Compensation Plan, which is designed to retain directors and senior management. The comparable non-cash share-based expenses were RMB 2.4 million (US$ 0.4 million) in the same period in 2011. It is expected that additional non-cash share-based compensation expenses of approximately RMB 3.8 million (US$ 0.6 million) will be incurred from October 2012 to January 2014.

Profit from operations before taxation for the third quarter ended September 30, 2012 was RMB 97.9 million (US$ 15.7 million), down 4.3% from RMB 102.3 million (US$ 15.9 million) in the third quarter of 2011. The year-over-year decrease in profit from operations was the result of lower gross profit partially offset by lower administrative expenses.

Net profit for the third quarter ended September 30, 2012 was RMB 72.8 million (US$ 11.7 million), down 4.0% from RMB 75.8 million (US$ 11.8 million) in the comparable period of 2011. The year-over-year decrease in net profit was the result of lower gross profit partially offset by the aforementioned lower administrative expenses and a lower income tax expense.

Earnings per fully diluted share were RMB 3.56 (US$ 0.57) for the third quarter ended September 30, 2012, down 14.4% from RMB 4.16 (US$ 0.65) over the same period in 2011. Earnings per fully diluted share in the third quarter of 2012 were computed using 20.4 million shares, while net earnings per fully diluted share in the third quarter of 2011 were computed using 18.3 million shares.

Non-GAAP profit before taxation, which excludes share-based compensation expenses, was RMB 99.2 million (US$ 16.0 million) in the third quarter ended September 30, 2012, down 5.3% from RMB 104.7 million (US$ 16.3 million) in 2011.

Non-GAAP net profit, which excludes share-based compensation expenses, was RMB 74.1 million (US$ 11.9 million) in the third quarter ended September 30, 2012, a decrease of 5.4% from RMB 78.3 million (US$ 12.2 million) in the third quarter of 2011.

2

Non-GAAP earnings per fully diluted share, which excludes share-based compensation expenses, was RMB 3.63 (US$ 0.58) in the third quarter ended September 30, 2012, down 15.4% from RMB 4.29 (US$ 0.67) in the same period of 2011.

Nine Months 2012 Results

Revenue for the nine months ended September 30, 2012 increased by 10.3% to RMB 1,199.6 million (US$ 190.7 million) compared to the nine months ended September 30, 2011. Gross profit was RMB 351.7 million (US$ 55.9 million), up 7.3% from RMB 327.9 million (US$ 50.5 million) in the nine months ended September 30, 2011. Gross margin was 29.3% compared to 30.2% in the same period of 2011. Selling expenses were RMB 8.8 million (US$ 1.4 million), compared to RMB 8.7 million (US$ 1.3 million) in the same period of 2011. Administrative expenses were RMB 23.3 million (US$ 3.7 million), compared to RMB 33.9 million (US$ 5.2 million) for the same period of 2011. Net profit for the nine months ended September 30, 2012 was RMB 230.5 million (US$ 36.7 million), up 13.9% from the same period of 2011. Non-GAAP net profit, which excludes share-based compensation expenses, was RMB 234.9 million (US$ 37.4 million) for the nine months ended September 30, 2012, an increase of 9.7% from RMB 214.2 million (US$ 33.0 million) in the same period of 2011. Earnings per fully diluted share were RMB 11.28 (US$ 1.79) for the nine months ended September 30, 2012 and RMB 11.50 (US$ 1.83) on a non-GAAP basis, up from RMB 11.08 (US$ 1.71) and RMB 11.73 (US$ 1.81) on a non-GAAP basis in the same period of 2011. Earnings per fully diluted share for the nine months 2012 were computed using 20.4 million shares while net earnings per fully diluted share for the nine months 2011 were computed using 18.3 million shares.

Third Quarter 2012 Statements of Selected Financial Position Items

▪	Cash and bank balances were RMB 122.6 million (US$ 19.5 million) as of September 30, 2012, compared with RMB 42.1 million (US$ 6.7 million) as of December 31, 2011. The increase in cash and bank balances was the result of sustained profits and a modest level of capital expenditures made during the quarter ended September 30, 2012.

▪	Inventory turnover was 101 days as of September 30, 2012 compared with 84 days as of December 31, 2011. The increase in inventory turnover reflects a normal pattern when we introduce a new series of ceramic tiles, which would temporarily be slower moving as we produce a certain amount of the tiles to have available for developers to test, while thereafter the new series would only be produced in accordance with actual customer orders.
▪	Trade receivables turnover was 107 days as of September 30, 2012 compared with 93 days as of December 31, 2011. The Company’s trade receivables include a 17% value-added-tax (“VAT”), whereas reported revenue is net of VAT. Trade receivables turnover excluding VAT amounts was 92 days as of September 30, 2012 compared with 79 days as of December 31, 2011. The average turnover days were within the Company’s past normal collection range period.
▪	Trade payables turnover was 78 days as of September 30, 2012 compared with 77 days as of December 31, 2011. The average turnover days were within the Company’s normal credit period.

Liquidity and Capital Resources

Cash flow generated from operating activities was RMB 98.0 million (US$ 15.7 million) for the quarter ended September 30, 2012, compared to RMB 70.0 million (US$ 10.8 million) of cash flow generated from operating activities in the same period in 2011. The year-over-year increase of RMB 28.0 million (US$ 4.9 million) was mainly due to the increase in the receipt of trade receivables in this quarter.

3

Cash flow used in investing activities in the quarter ended September 30, 2012 was RMB 18.7 million (US$ 3.0 million) due to acquisition of property, plant and equipment, compared to RMB 131.0 million (US$ 20.4 million) of cash flow used in investing activities in the same period of 2011.

Cash flow used in financing activities was RMB 35.0 million (US$ 5.6 million) due to the repayment of bank borrowings for the quarter ended September 30, 2012, as compared to RMB 58.0 million (US$ 9.0 million) generated from financing activities for the quarter ended September 30, 2011.

Plant Expansion and Capital Expenditures Update

Given the continued challenging economic climate in China, and consistent with our previously stated plan, the Company is currently utilizing 56 million square meters out of a potential annual productive capacity of 72 million square meters of ceramic tiles. Our Hengda facility has an annual productive capacity of 42 million square meters of ceramic tiles having undergone a facility expansion and other capital improvements in fiscal 2010 and fiscal 2011. We are currently utilizing the full productive capacity at our Hengda facility. The Company’s Hengdali facility has a potential annual productive capacity of 30 million square meters. However, due to persistently challenging business conditions in China, we are currently utilizing production lines at our Hengdali facility capable of producing only 14 million square meters of ceramic tiles annually. The Hengdali facility underwent Phase II of its expansion program in the fourth quarter of 2011 and the first quarter of 2012 which increased its annual production capacity of ceramic tiles from 10 million square meters to its current potential annual productive capacity of 30 million square meters of ceramic tiles.

Management reviews the levels of capital expenditures throughout the year and makes adjustments to its capital expenditures subject to market conditions. The Company had no capital expenditures in the first and second quarters of 2012, and expended $3 million in the third quarter for the replacement of old equipment at its Hengda facility. As the business outlook in the fourth quarter is for negative growth relative to past quarters, the Company anticipates that it will not engage in any material capital expenditures in the fourth quarter of 2012.

Business Outlook

China Ceramics generated reasonable year-to-year operating results in the third quarter of 2012 given the substantial slowdown in construction activity and real estate development in China. This was reflected in the Company’s sales volume (the amount of square meters of ceramic tile sold), which decreased 16.4% from the comparable year-ago quarter and 10.1% from the second quarter of 2012 as a result of a contraction in the construction and real estate sectors. However, the average selling price of the Company’s ceramic tiles rose 14.0% in the third quarter relative to the comparable year-ago quarter, constituting the fourth double-digit increase in a row of this metric versus comparable year-ago quarters.

The Company views the increase of its average selling price of ceramic tiles as attributable to the continued improvement in the Company’s product mix as it continues to transition from lower margin tiles products to higher margin, more advanced and better performing ceramic tiles. The rustic and glazed ceramic tile products being produced at its Hengdali facility have an average selling price per square meter of RMB 61.7, almost double the Company’s average selling price for all of its products of RMB 31.7 per square meter. Further, these two products comprised 24.4% of total Company sales in the third quarter of 2012, up from just 7.7% in the comparable year-ago quarter. The migration to higher margin ceramic tiles was able to sustain reasonable levels of Company revenue and profitability in the third quarter of 2012, as well as in previous quarters of 2012, relative to their comparable year-ago periods, However, the slowing economy in China could have a mitigating effect on the Company’s average selling prices for the next two quarters, and an adverse effect on the demand for the Company’s products in general.

4

As previously announced, the Company experienced a reduction in its backlog that would result in a substantial decline in revenues in the fourth quarter of 2012. To provide a further update of the September 12th news announcement, the Company’s backlog of orders for delivery in the fourth quarter of 2012 is approximately RMB 290.9 million (US$ 46.3 million), representing a year-over-year decrease of 28.1% compared to the fourth quarter of 2011. This year-over-year comparison is significantly changed from that of previous quarters which had shown strong positive year-over-year comparisons, and now reflect the impact of weaker customer demand. The Company estimates that its sales volume of ceramic tiles in the fourth quarter of 2012 will be approximately 8.7 million square meters. This signifies an estimated 30% decrease in revenue for the fourth quarter of 2012, and the Company expects that weakness in demand for our products is likely to continue into the first quarter of 2013.

As indicated, the Company believes that this reduction has to do with a general slowdown in the construction industry in China as customers are deferring orders and/or are waiting to start new projects. Further, some of the Company’s customers may be delaying projects to see if the government adopts new policies to aid the construction industry. In terms of the construction sector’s long-term fundamentals, continued urbanization trends favor the building of new residential properties in China, and government support for an increase in both affordable and senior housing should also generate opportunities for real estate development companies.

Given the slowdown in domestic demand, the Company believes it is unlikely that it will bring the unused 16 million square meters of annual productive capacity at its Hengdali facility online until macroeconomic conditions change. China Ceramics’ total annual production capacity will remain at its current level of 56 million square meters of ceramic tiles for the remainder of 2012. The Company’s utilization of its online productive capacity of its two facilities was 86.6% in the third quarter of 2012, a decrease from 96.3% in the second quarter of 2012.

To mitigate the effects of slowing demand, the Company may plan to shut down some existing capacity in the 4th quarter of 2012 on a temporary basis in order to generate cost savings. However, it will maintain its currently wide range of product offerings and continue to augment it with new products from its research and development program which has the potential to result in products that realize higher margins. The Company believes that a core competitive advantage is its ability to innovate and introduce new products into the product mix for customers. China Ceramics’ new plant facilities have new design and production capabilities as well as the ability to operate more efficiently.

In addition, the Company plans to continue to expand its distribution network and heighten its direct sales efforts to large developers. The Company will continue to focus on Tier II and Tier III cities where it believes conditions are generally more stable relative to Tier I cities.

Conference Call Information

The Company will host a conference call at 8:00 am ET on Wednesday, November 14, 2012. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 64536363. A replay of the conference call will be available for 14 days starting from 11:00 pm ET on November 14, 2012. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 64536363 for the replay.

5

About China Ceramics Co., Ltd

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the "TOERTO" and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company's financial information is stated in Renminbi (“RMB”). The translation of RMB amounts into United States dollars in the earning release is included solely for the convenience of readers. For statements of financial position data, translation of RMB into U.S. dollars has been made using historic spot exchange rates published by www.federalreserve.gov. For statements of comprehensive income data and statements of cash flows data, translation of RMB into U.S. dollars has been made using the average of historical daily exchange rates. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2011 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

6

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(RMB in thousands)

	As at September 30, 2012	As at December 31, 2011
	(Unaudited)
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	812,815	843,429
Land use rights	30,765	31,267
Goodwill	3,735	3,735
Deferred tax asset	1,854	-
	849,169	878,431

Current assets
Inventories	341,351	291,781
Trade receivables	478,448	473,209
Prepayments and other receivables	1,308	26,377
Cash and bank balances	122,615	42,149
	943,722	833,516

Current liabilities
Trade payables	234,285	252,682
Accrued liabilities and other payables	47,187	44,349
Interest-bearing bank borrowings	10,000	125,000
Income tax payable	21,716	35,090
	313,188	457,121
Non-current liabilities
Long term borrowings	50,000	60,000
Deferred tax liabilities	1,060	1,087
	51,060	61,087

Net current assets	630,534	376,395

Net assets	1,428,643	1,193,739

EQUITY
Total shareholders’ equity	1,428,643	1,193,739

7

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(RMB in thousands, except EPS and share data)

	Three months ended			Nine months ended
	September 30	June 30	September 30	September 30	September 30
	2012	2012	2011	2012	2011

Revenue	386,282	440,991	406,934	1,199,561	1,087,122
Cost of Sales	(276,238)	(312,370)	(287,786)	(847,888)	(759,234)
Gross profit	110,044	128,621	119,148	351,673	327,888
Selling and distribution expenses	(2,991)	(2,834)	(3,143)	(8,787)	(8,739)
Administrative expenses	(6,611)	(7,138)	(8,690)	(23,342)	(33,880)
Finance costs	(1,789)	(2,771)	(3,126)	(8,130)	(7,296)
Other expenses	(789)	(237)	(1,842)	(1,272)	(2,904)
Profit before taxation	97,864	115,641	102,347	310,142	275,069
Income tax expense	(25,053)	(29,575)	(26,498)	(79,594)	(72,800)
Net Profit for the period	72,811	86,066	75,849	230,548	202,269
Attributable to: Shareholders of the Company
EPS-Basic	3.56	4.21	4.16	11.28	11.08
EPS-Diluted	3.56	4.21	4.16	11.28	11.08
Shares used in calculating basic EPS
Basic	20,430,838	20,430,838	18,254,002	20,430,838	18,254,002
Diluted	20,430,838	20,430,838	18,254,002	20,430,838	18,254,002

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERAGE SELLING PRICE

	Three months ended			Nine months ended
	September 30	June 30	September 30	September 30	September 30
	2012	2012	2011	2012	2011

Sales volume (square meters)	12,196,187	13,567,038	14,643,786	37,482,329	39,807,905
Average Selling Price (in RMB/square meter)	31.7	32.5	27.8	32.0	27.3
Average Selling Price (in USD/square meter)	5.1	5.1	4.3	5.1	4.2

8

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(RMB in thousands)

	Three months ended			Nine months ended
	September	June	September	September	September
	30	30	30	30	30
	2012	2012	2011	2012	2011

Cash flows from operating activities
Profit before taxation	97,864	115,641	102,346	310,142	275,068
Adjustments for
Amortization of land use rights	167	168	167	502	502
Depreciation of property, plant and equipment	16,493	16,413	13,261	49,354	33,388
Loss on disposal of property, plant and equipment	-	-	313	-	1,155
Provision for inventory	1,576	4,805	-	7,416	-
Share-based compensation	1,294	1,310	2,401	4,365	11,919
Finance costs	1,789	2,520	3,126	7,879	7,296
Interest income	(89)	(116)	(96)	(308)	(431)
Operating profit before working capital Changes	119,094	140,741	121,518	379,350	328,897
Increase in inventories	(8,781)	(5,341)	(938)	(56,986)	(79,260)
(Increase)/decrease in trade receivables	37,511	(77,282)	(40,495)	(5,239)	(193,137)
(Increase)/decrease in other receivables and prepayments	6,628	11,622	3,272	25,068	(6,527)
Increase/(decrease) in trade payables	(22,957)	10,733	13,629	(18,397)	81,258
Increase/(decrease) in accrued liabilities and other payables	(1,104)	1,340	1,832	3,176	281
Cash generated from operations	130,391	81,813	98,818	326,972	131,521
Interest paid	(1,861)	(2,771)	(3,126)	(8,218)	(7,296)
Income tax paid	(30,507)	(27,001)	(25,708)	(94,848)	(67,328)

Net cash generated from operating activities	98,023	52,041	69,984	223,906	56,888

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	780	-	2,263	780	7,772
Acquisition of property, plant and equipment	(19,520)	-	(133,381)	(19,520)	(377,845)
Interest received	89	116	96	308	431

Net cash generated from/(used in) investing activities	(18,651)	116	(131,022)	(18,432)	(369,642)

Cash flows from financing activities
Bank borrowings obtained	-	-	68,800	-	140,000
Repayment of short-term loans	(35,000)	(50,000)	(10,800)	(125,000)	(42,000)

Net cash generated from/(used in) financing activities	(35,000)	(50,000)	58,000	(125,000)	98,000

Net increase/(decrease) in cash and cash equivalents	44,372	2,157	(3,038)	80,474	(214,754)
Cash and cash equivalents, beginning of period	78,274	76,091	51,646	42,149	263,495
Effect of foreign exchange rate differences	(31)	26	(63)	(8)	(196)

Cash and cash equivalents, end of period	122,615	78,274	48,545	122,615	48,545

9

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMEMTS OF FINANCIAL POSITION
(U.S Dollar in thousands)

	As at September 30, 2012	As at December 31, 2011

ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	129,330	134,007
Land use rights	4,895	4,968
Goodwill	594	593
Deferred tax asset	295	-
	135,114	139,568

Current assets
Inventories	54,314	46,359
Trade receivables	76,128	75,185
Prepayments and other receivables	208	4,191
Cash and bank balances	19,510	6,697
	150,160	132,432

Current liabilities
Trade payables	37,278	40,147
Accrued liabilities and other payables	7,508	7,047
Interest-bearing bank borrowings	1,591	19,860
Income tax payable	3,455	5,575
	49,832	72,629
Non-current liabilities
Long term borrowings	7,956	9,533
Deferred tax liabilities	169	173
	8,125	9,706

Net current assets	100,328	59,803

Net assets	227,317	189,665

EQUITY
Total shareholders’ equity	227,317	189,665

10

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(U.S Dollar in thousands, except EPS and share data)

	Three months ended			Nine months ended
	September 30	June 30	September 30	September 30	September 30
	2012	2012	2011	2012	2011

Revenue	62,116	69,479	63,397	190,729	167,533
Cost of Sales	(44,412)	(49,217)	(44,825)	(134,813)	(117,003)
Gross profit	17,704	20,262	18,572	55,916	50,530
Selling and distribution expenses	(480)	(447)	(490)	(1,397)	(1,347)
Administrative expenses	(1,065)	(1,123)	(1,364)	(3,711)	(5,221)
Finance costs	(290)	(436)	(486)	(1,293)	(1,124)
Other expenses	(126)	(37)	(286)	(202)	(448)
Profit before taxation	15,743	18,219	15,946	49,313	42,390
Income tax expense	(4,030)	(4,659)	(4,130)	(12,655)	(11,219)
Net Profit for the period	11,713	13,560	11,816	36,658	31,171
Attributable to: Shareholders of the Company
EPS-Basic	0.57	0.66	0.65	1.79	1.71
EPS-Diluted	0.57	0.66	0.65	1.79	1.71
Shares used in calculating basic EPS
Basic	20,430,838	20,430,838	18,254,002	20,430,838	18,254,002
Diluted	20,430,838	20,430,838	18,254,002	20,430,838	18,254,002

11

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S Dollar in thousands)

	Three months ended			Nine months ended
	September	June	September	September	September
	30	30	30	30	30
	2012	2012	2011	2012	2011

Cash flows from operating activities
Profit before taxation	15,743	18,219	15,946	49,313	42,390
Adjustments for
Amortization of land use rights	27	26	26	80	77
Depreciation of property, plant and equipment	2,650	2,584	2,064	7,847	5,145
Loss on disposal of property, plant and equipment	-	-	49	-	178
Provision for inventory	255	760	-	1,179	-
Share-based compensation	208	206	380	694	1,837
Finance costs	290	396	486	1,253	1,124
Interest income	(14)	(19)	(15)	(49)	(66)
Operating profit before working capital changes	19,159	22,172	18,936	60,317	50,685
Increase in inventories	(1,438)	(815)	(224)	(9,061)	(12,215)
(Increase)/decrease in trade receivables	5,928	(12,246)	(6,395)	(833)	(29,764)
(Increase)/decrease in other receivables and prepayments	1,070	1,833	494	3,986	(1,006)
Increase/(decrease) in trade payables	(3,646)	1,702	2,168	(2,925)	12,522
Increase/(decrease) in accrued liabilities and other payables	(172)	210	280	505	43
Cash generated from operations	20,901	12,856	15,259	51,989	20,265
Interest paid	(302)	(435)	(486)	(1,307)	(1,124)
Income tax paid	(4,906)	(4,244)	(4,004)	(15,081)	(10,376)

Net cash generated from/(used in) operating activities	15,693	8,177	10,769	35,601	8,765

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	124	-	355	124	1,198
Acquisition of property, plant and equipment	(3,104)	-	(20,802)	(3,104)	(58,229)
Interest received	14	19	15	49	66

Net cash generated from/(used in) investing activities	(2,966)	19	(20,432)	(2,931)	(56,965)

Cash flows from financing activities
Bank borrowings obtained	-	-	10,674	-	21,575
Repayment of short-term loans	(5,642)	(7,879)	(1,695)	(19,875)	(6,472)

Net cash generated from/(used in) financing activities	(5,642)	(7,879)	8,979	(19,875)	15,103

Net increase/(decrease) in cash and cash equivalents	7,085	317	(684)	12,795	(33,097)
Cash and cash equivalents, beginning of period	12,321	12,083	7,990	6,697	39,923
Effect of foreign exchange rate differences	104	(79)	305	18	785

Cash and cash equivalents, end of period	19,510	12,321	7,611	19,510	7,611

Source: China Ceramics Co., Ltd.

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About Non-GAAP Financial Measures

In addition to China Ceramics’ condensed consolidation financial results under International Financial Reporting Standards ("IFRS"), the Company also provides Non-IFRS financial measures (referred to as Non-GAAP financial measures) for the third quarter of 2012, including Non-GAAP profit before taxation, Non-GAAP net income and Non-GAAP earnings per fully diluted shares, all of which exclude the share-based compensation expenses from their comparable IFRS measure. The Company believes that these Non-GAAP financial measures provide investors with another method for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations and excludes share-based compensation expenses incurred for the stock option program. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with Non-GAAP results below. The Company believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing the performance of China Ceramics and when planning and forecasting future periods. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to Non-GAAP financial measures and the related reconciliation between these financial measures.

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Three months ended September 30, 2012

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	97,864	1,294	99,158	15,743	208	15,951
Net profit	72,811	1,294	74,105	11,713	208	11,921
EPS-Basic	3.56		3.63	0.57		0.58
EPS-Diluted	3.56		3.63	0.57		0.58

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Three months ended June 30, 2012

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	115,641	1,310	116,951	18,219	206	18,425
Net profit	86,066	1,310	87,376	13,560	206	13,766
EPS-Basic	4.21		4.28	0.66		0.67
EPS-Diluted	4.21		4.28	0.66		0.67

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Three months ended September 30, 2011

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	102,347	2,401	104,748	15,946	380	16,326
Net profit	75,849	2,401	78,250	11,816	380	12,196
EPS-Basic	4.16		4.29	0.65		0.67
EPS-Diluted	4.16		4.29	0.65		0.67

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CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Nine months ended September 30, 2012

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	310,142	4,365	314,507	49,313	694	50,007
Net profit	230,548	4,365	234,913	36,658	694	37,352
EPS-Basic	11.28		11.50	1.79		1.83
EPS-Diluted	11.28		11.50	1.79		1.83

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Nine months ended September 30, 2011

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	275,069	11,919	286,988	42,390	1,837	44,227
Net profit	202,269	11,919	214,188	31,171	1,837	33,008
EPS-Basic	11.08		11.73	1.71		1.81
EPS-Diluted	11.08		11.73	1.71		1.81

(1) Share-based compensation.

Source: China Ceramics Co., Ltd.

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